RALLY RD.

Exhibit A: Form of Exclusive Purchase Agreement

As of 7/5/19

This exclusive purchase agreement (the “Purchase Agreement Agreement”) is made between RSE Archive, LLC (“Purchaser” or “us”) and Beau and Juliette Deinum-Buck  (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points:

You are the exclusive, unencumbered owner of the Asset(s), and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

You are partnering with us to securitize the Asset(s) through the Rally Rd. platform, which is owned and operated by our parent company, RSE Markets, Inc. (the “Platform”).

We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

For a period of 4 months from the date of this Purchase Agreement (the “Period”), you grant us the exclusive right to purchase the Asset(s).

Your Rights & Obligations:

You maintain possession of the Asset(s) throughout the Period.

You will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Purchase Agreement.

You will provide us with reasonable access to the Asset(s) for the creation of marketing materials. Marketing materials remain our property.

You will not advertise the Asset(s) online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

The Results:

Upon the successful completion of an offering through the Rally Rd. platform, or 4 months from the date of this Purchase Agreement, you will receive payment of the Consideration for the associated Asset, as outlined below, and we will assume title in, and take possession of, the Asset(s), unless otherwise mutually agreed by you and us.

RALLY RD.

Other:

This Purchase Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

Asset:	1997 Harry Potter and the Philosopher’s Stone 1st Edition
Description:	Unrestored Hardback signed by Penny Phillips
Total Acquisition Cost: Verified Purchase Price + Authentication + Refurbishment + Shipping + Other = Total Acquisition Cost	$65,000.00 $[TBD] $[TBD] $[TBD] $[TBD] $65,000.00
Consideration: Cash (%) Equity (%) Total	$65,000.00 (100%) $00,000.00 (0.0%) $65,000.00
Other Terms:	$10,000.00 payment due July 8th 2019 $10,000.00 payment due August 7th 2019 $45,000.00 payment due November 5th, 2019

Our parent company, RSE Markets, Inc., may acquire up to 10% of the shares associated with an Asset during the initial offering.

Additional Terms & Conditions:

-[n/a]

Acknowledged and Agreed:

By: /s/ Fitz Tepper	By: /s/ Beau Buck
RSE	SELLER
Name:Fitz Tepper	Name: Beau Buck